Exhibit 99.1
LDK Solar Appoints Mr. Bing Xiang to the Board of Directors
Xinyu City, China and Sunnyvale, CA, July 5, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has appointed Mr. Bing Xiang as an independent director to its board of directors. Mr. Xiang also serves on LDK’s Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.
“We are very pleased to welcome Mr. Xiang to our board of directors,” stated Xiaofeng Peng, Chairman and CEO. “Mr. Xiang brings a wealth of financial knowledge and accounting expertise to our board. We look forward to the contributions that he will make during his tenure.”
Since 2002, Mr. Bing Xiang has served as Dean and professor at Cheung Kong Graduate School of Business in Beijing, China. Prior to that, he held various positions as a professor of accounting at Peking University, The Chinese University of Hong Kong and China Europe International Business School. Mr. Xiang is extensively published in academic, political and news forums. Mr. Xiang received his Ph.D. in Business Administration from the University of Alberta in Canada and a Bachelor of Engineering from Xi’an Jiaotong University in China.
Effective July 4, 2007, a majority of the members of each of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee of LDK’s board of directors are independent directors. The new composition of the three committees is as follows:

Directors serving on the Audit Committee:	Louis T. Hsieh (Chairman)
Xiaofeng Peng
Bing Xiang

Directors serving on the Compensation Committee:	Xiaofeng Peng (Chairman)
Louis T. Hsieh
Bing Xiang

Directors serving on the Corporate Governance and Nominating Committee:

Xiaofeng Peng (Chairman)
Louis T. Hsieh
Bing Xiang
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801